UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902 10 3

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), as amended or supplemented from time to time.  The Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation, and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan, to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule, as previously amended or supplemented, remains unchanged. Capitalized terms used below but not defined in this Amendment No. 5 have the meanings set forth in the Schedule.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following under “Legal Proceedings”:

As disclosed in Amendment No. 1 to the Schedule, plaintiff Eleanor Turberg commenced a purported shareholder class action lawsuit on April 10, 2008 (Eleanor Turberg v. Millennium Pharmaceuticals, Inc. et al. (Case No. 08-1466, Superior Court, Middlesex County, MA)) against Millennium and each of its directors alleging, among other things, that the defendants breached fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and/or aided and abetted the breach of fiduciary duties, owed to Millennium stockholders in connection with the transactions contemplated by the Merger Agreement.  The complaint seeks, among other things, an order enjoining the defendants from proceeding with the proposed acquisition of shares of Millennium common stock by TPC.

On May 5, 2008, the court heard the plaintiff’s motion for a preliminary injunction enjoining the acceptance of tendered shares by Purchaser.  Following the hearing, the court denied the plaintiff’s motion.

Millennium intends to continue vigorously defending against this lawsuit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joel S. Goldberg
Joel S. Goldberg
Vice President and Secretary

Date: May 5, 2008